UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2026

001-41502

(Commission File Number)

WEARABLE DEVICES LTD.

(Exact name of Registrant as specified in its charter)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Warrant Inducement Transaction

On April 20, 2026, Wearable Devices Ltd. (the “Company”) entered into an inducement offer letter agreement (the “Inducement Letter”) with a holder (the “Holder”) of certain of the Company’s existing warrants to purchase up to 2,904,499 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), consisting of (i) warrants to purchase up to 333,333 Ordinary Shares issued on September 12, 2025 at an exercise price of $8.01 per Ordinary Share and warrants to purchase up to 223,333 Ordinary Shares issued on September 15, 2025 at an exercise price of $8.01 per Ordinary Share (the “September Warrants”); (ii) warrants to purchase up to 410,000 Ordinary Shares issued on October 31, 2025 at an exercise price of $8.01 per Ordinary Share (the October Warrants”); and (iii) warrants to purchase up to 1,937,833 Ordinary Shares issued on December 1, 2025 at an exercise price of $5.58 per Ordinary Share (the “December Warrants,” and together with the September Warrants and the October Warrants, the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants, at a reduced exercise price of $1.73 per Ordinary Share, in consideration of the Company’s agreement to issue new warrants (the “New Warrants”) to purchase up to 5,082,873 Ordinary Shares (the “New Warrant Shares”). The New Warrants have an exercise price of $1.51 per share, are exercisable immediately upon issuance and will expire five years following the date of issuance. The Company received aggregate gross proceeds of approximately $5.0 million from the exercise of the Existing Warrants by the Holder, before deducting fees and other expenses payable by the Company. The Company intends to use the net proceeds from the exercise of the Existing Warrants for working capital and other general corporate purposes.

The Company engaged A.G.P./Alliance Global Partners (the “Financial Advisor”) to render financial services in connection with the transactions contemplated by the Inducement Letter and paid the Financial Advisor a cash fee equal to 8.0% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants. In addition, the Company has also paid the Financial Advisor up to $25,000 for legal fees.

The closing of the transactions contemplated pursuant to the Inducement Letter occurred on April 21, 2026 (the “Closing Date”) and was subject to the satisfaction of customary closing conditions.

The resale of the Ordinary Shares underlying the September Warrants has been registered pursuant to an existing registration statement on Form F-1, as amended (File No. 333-290362) initially declared effective by the Securities and Exchange Commission (the “SEC”) on December 23, 2025. The resale of the Ordinary Shares underlying the October Warrants and the December Warrants has been registered pursuant to an existing registration statement on Form F-1 (File No. 333-293645), declared effective by the SEC on March 2, 2026.

The Company also agreed to file a registration statement on Form F-1 to register the resale of the New Warrant Shares. The Company committed to file such registration statement (the “Resale Registration Statement”) within 30 calendar days of the date of the Inducement Letter, to use commercially reasonable efforts to cause it to become effective within 60 calendar days of such date (or 90 days in case of a review by the SEC), and to keep it effective at all times until no holder of the New Warrants owns any New Warrants or New Warrant Shares. The Company also agreed not to (subject to certain exceptions as described in the Inducement Letter) (x) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Shares Equivalents (as defined in the Inducement Letter), (y) file any registration statement or any amendment or supplement to any existing registration statement (other than filing the Resale Registration Statement) or (z) effect or agree to effect any Variable Rate Transaction (as defined in the Inducement Letter) for a period of 30 days after the date of the Inducement Letter (subject to certain exceptions).

The New Warrants and the New Warrant Shares were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holder has represented that it is an accredited investor as defined in Rule 501 of the Securities Act and has acquired such securities for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the New Warrants and New Warrant Shares was made without any form of general solicitation or advertising. The New Warrants and the New Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the New Warrants and New Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Terms of the New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 4.1 to this Form 6-K and is incorporated herein by reference.

Issuance, Duration and Exercise Price

Each New Warrant has an exercise price equal to $1.51 per Ordinary Share. The New Warrants are immediately exercisable on the date of issuance (the “Initial Exercise Date”) and will expire on the five-year anniversary of the Initial Exercise Date. The exercise price and the number of Ordinary Shares issuable upon exercise of the New Warrants are subject to adjustment in the event of share dividends, share splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Ordinary Shares or the exercise price.

Exercisability

The New Warrants will be exercisable at any time on or after the Initial Exercise Date, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding Ordinary Shares immediately after exercise, except that upon prior notice from the holder to us, the holder may increase or decrease the amount of ownership of outstanding Ordinary Shares after exercising the holder’s New Warrants up to 9.99% of the number of the Company’s Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrants. Furthermore, the holder will not exceed beneficial ownership of 24.99% at any time.

Cashless Exercise

If, at the time after the six month anniversary of the date of issuance a registration statement registering the resale of the New Warrant Shares by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of Ordinary Shares determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the holder’s ownership of the Company’s Ordinary Shares, such holder of New Warrants does not have the rights or privileges of a holder of the Company’s Ordinary Shares, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s Ordinary Shares.

Fundamental Transactions

If, at any time while the New Warrants are outstanding, the Company, either directly or indirectly, effects a Fundamental Transaction (as defined in the New Warrants), each holder will have the right to receive, upon exercise of the New Warrants, the same amount and kind of securities, cash, or other property that the holder would have received had the holder exercised the New Warrants immediately prior to the Fundamental Transaction. In addition, in certain cases, and at the holder’s option, the Company may be required to repurchase the unexercised portion of the New Warrants from the holder for cash equal to the Black Scholes Value (as defined in the New Warrants) of such portion, subject to the terms and conditions set forth in the New Warrants.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with the Company’s and the holder’s written consent.

The forms of Inducement Letter and the New Warrant are attached as Exhibits 10.1 and 4.1, respectively. The description of the terms of the Inducement Letter and the New Warrants are not intended to be complete and are qualified in its entirety by reference to such exhibits. The Inducement Letter contains customary representations, warranties and covenants by us which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Press Release

On April 20, 2026, the Company issued a press release titled “Wearable Devices Announces a Warrant Inducement Transaction for $5.0 Million in Gross Proceeds,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the use of proceeds. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include among others, the following: the trading of its ordinary shares or warrants and the development of a liquid trading market; the Company’s ability to successfully market its products and services; the acceptance of the Company’s products and services by customers; the Company’s continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; the Company’s ability to successfully develop new products and services; the Company’s success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; the Company’s ability to comply with applicable regulations; and other risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 12, 2026. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

This Form 6-K and the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, 333-274343 and 333-293968) and on Form F-3 (File Nos. 333-274841 and 333-291100) of the Company, filed with the SEC, to be a part thereof from the date on which this 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
4.1	Form of New Warrant
10.1	Form of Inducement Letter
99.1	Press Release issued by Wearable Devices Ltd. dated April 20, 2026, titled “Wearable Devices Announces a Warrant Inducement Transaction for $5.0 Million in Gross Proceeds.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer